SECURITIES & EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 12b-25

                           Notification of Late Filing

                                  Corfacts, Inc.

                          Commission File Number 0-17394

(Check one)
   [ ] Form 10-K and Form 10-KSB   [ ]  Form 11-K   [ ]   Form 20-F

   [x] Form 10-Q and Form 10-QSB   [ ]  Form N-SAR

       For the period ended:  September 30, 2003


   [ ] Transition Report on Form 10-K and Form 10-KSB

   [ ] Transition Report on Form 20-F

   [ ] Transition Report on Form 11-K

   [ ] Transition Report on Form 10-Q and Form 10-QSB

   [ ] Transition Report on Form N-SAR

       For the transition period ended:
                                          -------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

  Full name of Registrant       Corfacts, Inc.
                                ---------------

  Former name, if applicable
                                ---------------

                   2323 Highway 9 North, Howell, NJ   07731
             ----------------------------------------------------
                     Address of principal executive office

                                    PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

                                 PART III
                                 NARRATIVE

     State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     Corfacts, Inc. is unable to file its Quarterly Report on Form 10-QSB within the required time because there was a delay in completing the adjustments necessary to close its books for the quarter.

                                 PART IV
                            OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
                 Ariel Freud, President  (800)         696-7788
              -------------------------------------------------------
                 (Name)               (Area code)  (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
registrant was required to file such report(s) been filed. Yes [X]    No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof.                                                   Yes [ ]    No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Corfacts, Inc.
               ----------------------------------------------
               Name of Registrant as Specified in its Charter

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 2003            By: /s/ Ariel Freud
                                    __________________________
                                    Ariel Freud
                                    President